Exhibit (d)(7)

AGREEMENT

THIS AGREEMENT (this “Agreement”) is entered into this 10th day of December, 2018 between Alan B. Levan (“Levan) and John E. Abdo, both individually and as Trustee under the Trust Agreement dated March 15, 1976 (collectively “Abdo”).

RECITALS

WHEREAS, the parties previously entered into a Memorandum dated June 14, 2002, a Letter Agreement dated December 30, 2013 and a Memorandum dated September 26, 2014 (collectively referred to as the “Prior Agreements”) relating to the transfer and voting of shares of the Class B Common Stock of BBX Capital Corporation, formerly known as BFC Financial Corporation (the “Company”) beneficially owned by us or our affiliates;

WHEREAS, the parties wish to terminate and treat as void the Prior Agreements; and

WHEREAS, the parties wish to provide for the voting of the BBX Capital Class B Common Stock, including RSAs and including any shares issued in exchange for or based on the ownership of such shares (the “Class B Shares”), on matters relating to the election of Levan and Abdo or their designees to the Board of Directors.

NOW THEREFORE, in consideration of the premises and other good and valuable consideration, the parties agree as follows:

AGREEMENT

1. Voting of Shares and Proxy. The parties agree that as long as Levan and Abdo each individually desire to serve as directors of BBX Capital Corporation or its successors (collectively, the “Company”), the Class B Shares beneficially owned by them or which they are entitled to vote shall be voted in favor of the election of Levan and Abdo as directors of the Company. In furtherance of the foregoing and the stability of the ongoing operation of the Company, Abdo hereby grants to Levan an irrevocable proxy to vote all Class B Shares beneficially owned by Abdo for so long as the Class B Shares are beneficially owned by Abdo, or his heirs, personal representatives, legal representatives, successors and assigns.

2. Death or Disability of Levan. Abdo agrees that unless otherwise provided by Levan in writing, in the event of Levan’s death or Disability (as defined), Jarett S. Levan automatically and without any other action will succeed to Levan’s rights and obligations hereunder and will be the successor to the irrevocable proxy granted to Levan hereunder. For purposes hereof “Disability” will be deemed to exist if Levan is (i) unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment, or (ii) is finally determined by a court of competent jurisdiction to be unable to manage his own personal financial affairs due to a physical or mental condition.

3. Release of Proxy Upon Conversion of Class B Shares. Nothing herein shall be deemed to limit or restrict in any way Abdo’s right to convert the Class B Shares into BBX Class A Common Stock (or any other Class A securities into which the Class B Shares are convertible) and following such conversion, the proxy granted hereunder shall terminate and any and all restrictions on the sale, transfer of ownership or voting of such shares shall cease.

4. Parties in Interest. All covenants and agreements contained in this Agreement by or on behalf of each party shall bind and inure to the benefit of the respective heirs, personal representatives, legal representatives, successors and assigns of such party whether so expressed or not.

5. Term. The proxy by Abdo granted hereunder shall terminate on the date on which Abdo no longer owns any Class B Shares, provided that notwithstanding such termination, Levan shall vote any Class B shares voted by him in favor of Abdo’s election to the Board of Directors.

6. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly received: (a) on the date given if delivered personally; (b) two days after being sent by internationally recognized overnight delivery service; or (c) five days after having been mailed by registered or certified mail (postage prepaid, return receipt requested); in the case of each of the foregoing, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Levan	Alan B. Levan
401 East Las Olas Boulevard, Suite 800
Fort Lauderdale, Florida 33301

If to Abdo	John E. Abdo
1350 NE 56th Street, Suite 200
Fort Lauderdale, Florida 33334

7. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida for all purposes and in all respects, without regard to the conflict of law provisions of such state.

8. Entire Agreement. This Agreement constitutes the sole and entire agreement of the parties with respect to the subject matter hereof. All Prior Agreements are hereby terminated and have no further force or effect.

9. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may be executed by facsimile or .pdf signatures.

10. Amendments and Waivers. This Agreement may be amended or modified, in whole or in part, at any time only by a writing signed by Abdo and Levan. Any term, condition or provision of this Agreement may be waived in writing at any time by the party which is entitled to the benefits thereof. Any waiver by any party hereto of any of its rights or remedies under this Agreement shall not constitute a waiver of any of its other rights or remedies hereunder.

11. Severability. If any term or provision of this Agreement is finally deemed by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the matters contemplated hereby is not affected in any manner materially adverse to any party.

12. Independent Representation. Each party acknowledges and represents that they or he have been advised to seek independent legal counsel in connection with the negotiation, preparation, review and execution of this Agreement.

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IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed as of the date first above written.

/s/ Alan B. Levan	/s/ John E. Abdo
Alan B. Levan, Individually	John E. Abdo, Individually and as Trustee under the Trust Agreement dated March 15, 1976 for the benefit of John E. Abdo

October 22, 2020

Mr. John E. Abdo

1350 NE 56th Street, Suite 200

Fort Lauderdale, FL 33334

Dear Jack:

Having consummated the spin-off of BBX Capital, Inc. and changed the name of BBX Capital Corporation to Bluegreen Vacations Holding Corporation, for the avoidance of doubt, I wanted to formally document that the Agreement dated December 10, 2018 between me and you, Individually and as Trustee under the Trust Agreement, dated March 15, 1976, remains in full force and effect and is applicable to the Class B Common Stock of both BBX Capital, Inc. and Bluegreen Vacations Holding Corporation.

As always, many thanks for helping us to document this.

Sincerely,

/s/ Alan B. Levan

Agreed and Acknowledged
This 22nd day of October, 2020

/s/ John E. Abdo
John E. Abdo, Individually as Trustee under the Trust Agreement dated March 15, 1976 for the benefit of John E. Abdo